# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Calidi Biotherapeutics, Inc., CIK 0001855485
CUSIP: 320703408
Title of class of securities: Common Stock, $0.0001 par value
Address of issuer's principal executive offices: 4475 EXECUTIVE DRIVE, SUITE 200, SAN DIEGO, California (CA), 92121
Date of event which requires filing of this statement: 03/09/2026
The filing person previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D.
Filed by CIK 0002109116
Persons authorized to receive notices and communications: Chellsea Cartoscelli, 2315 Capitol Avenue, Sacramento, California (CA), 95816, 9165040529

## Reporting persons
- Gavrilov Ognian Anguelov (CIK 0002109116): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: personal funds (PF); sole voting power 700,000; shared voting power 0; sole dispositive power 700,000; shared dispositive power 0; aggregate amount beneficially owned 700,000 (9.8% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.0001 par value
Name of issuer: Calidi Biotherapeutics, Inc.
Address of issuer's principal executive offices: 4475 EXECUTIVE DRIVE, SUITE 200, SAN DIEGO, California (CA), 92121

## Item 2. Identity and Background
Name of person filing: Ognian Anguelov Gavrilov
Residence or business address: 2315 Capitol Avenue, Sacramento, CA 95816
Present principal occupation or employment: Managing Partner, Gavrilov & Brooks, 2315 Capitol Avenue, Sacramento, CA 95816
Criminal convictions in the last five years: Not Applicable
Civil proceedings (securities laws) in the last five years: Not Applicable
Citizenship: United States of America

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: Personal Funds

## Item 4. Purpose of Transaction
Purpose of transaction: The Reporting Person acquired the Shares for investment purposes. The Reporting person may from time to time acquire additional shares of common stock or dispose of some or all of the shares in open market transactions, privately negotiated transactions, or otherwise. Except as set forth above, the Reporting Person currently has no plans or proposals which relate to or would result in any of the actions described in clauses a through j of item 3.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: 700,000 (9.8%)
Number of shares as to which each person has sole or shared power to vote or dispose:
Sole voting power 700,000
Shared voting powered 0
Sole dispositive power 700,000
Shared dispositive power 0
Transactions in the class effected during the past sixty days: None.
Other persons with the right to receive dividends or sale proceeds: No person other than the Reporting Person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not Applicable

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: Not Applicable

## Signatures
- Gavrilov Ognian Anguelov: Ognian Anguelov Gavrilov, Managing Partner (03/09/2026)